NEWS RELEASE

Canarc to Seek Alternate Sources of Financing for the Development of its New Polaris Gold Mine Project and the Acquisition of Operating Gold Mines

Vancouver, Canada – March 4, 2013 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DB-F: CAN) announces that it intends to seek alternative sources of financing for the development of its New Polaris Gold Mine Project and the acquisition of other gold mines.

Canarc had previously granted Canford Capital Ltd. certain exclusivity periods with regard to such financings but Canford has not yet been able to commit to or arrange financing for its proposed option and joint venture to develop the New Polaris Gold Mine Project, nor for its Strategic Mine Acquisitions Partnership with Canarc to acquire and expand operating gold mines in North America.

Canford has expressed interest to continue work on arranging such financings for these assets and Canarc has invited Canford to do so on a non-exclusive basis.

Canarc has received expressions of interest from third parties regarding the financing of development of its New Polaris Gold Mine Project and separately the acquisition of other gold mines. Canarc management intends to pursue these expressions of interest in order to consummate appropriate financing for its projects and an attractive gold mine acquisition opportunity has been identified.

CANARC RESOURCE CORP.

/s/ “Bradford J. Cooke”

Bradford Cooke

Chairman and CEO

About Canarc Resource Corp. - Canarc Resource is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently seeking to consummate a partnership to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage. Canarc is also focused on acquiring an operating gold mine and finding partners to explore its Windfall Hills gold properties in central BC and the Tay LP gold property in the Yukon Territory.

For More Information - Please contact:

Gregg Wilson, Vice-President, Investor Relations, or Maelle Trevedy, Investor Relations Assistant

Toll Free: 1-877-684-9700

Tel: (604) 685-9700

Fax: (604) 685-9744

Email: info@canarc.net

Website: www.canarc.net